Exhibit 4(c)(6)
CORGI CLASSICS LIMITED

EXECUTIVE EMPLOYMENT AGREEMENT

FOR

GEORGE VOLANAKIS

This Executive Employment Agreement (“Agreement”) is entered into as of February 13th, 2004, by and between George Volanakis (“Executive”) and Corgi Classics Limited (“Corgi” or the “Company”), a United Kingdom corporation and wholly-owned subsidiary of Zindart Limited (“Zindart,” or together with Corgi and all other Zindart subsidiaries, collectively, the “Group”).

Whereas, the Company desires to employ Executive to provide personal services to the Company, and wishes to provide Executive with certain compensation and benefits in return for his services; and

Whereas, Executive wishes to be employed by the Company and provide personal services to the Company in return for certain compensation and benefits provided under this Agreement;

Now, Therefore, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

1. Employment by the Company.

1.1 Title and Responsibilities. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of President and Chief Executive Officer, and Executive hereby accepts such employment, commencing on February 15, 2004 (the “Effective Date”). Executive shall work from the Company’s offices in Chicago, Illinois, or such place or places as the Company shall reasonably designate or as shall be reasonably appropriate and necessary in connection with Executive’s employment. Executive will be assigned such facilities and support staff as are customarily associated with the position of President and Chief Executive Officer of companies of similar nature and size as the Company. During his employment with the Company, Executive will devote his best efforts and substantially all of his business time and attention (except for vacation periods as set forth herein and reasonable periods of illness or other incapacity permitted by the Company’s general employment policies) to the business of the Company. Executive will report directly to the Executive Chairman of Zindart (the “Chairman”).

1.2 Executive Position. Executive will serve in an executive capacity and shall perform such duties as are assigned from time to time by the Chairman, consistent with the bylaws of the Company and as required by the Company.

1.3 Company Employment Policies. Executive’s employment shall also be governed by the general employment policies and procedures of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or procedures, this Agreement shall control.

2. Compensation and Benefits.

2.1 Salary. For services rendered hereunder, Executive shall receive an annualized base salary at the rate of Three Hundred Thousand Dollars ($300,000), less required withholdings and deductions, payable in accordance with the Company’s standard payroll procedures.

2.2 Bonus Compensation. Executive shall receive a bonus payment of Thirty Thousand Dollars ($30,000), less required withholdings and deductions, within one (1) month after the Effective Date of this Agreement, provided that Executive remains employed by the Company on such payment date. Annual bonuses will be considered by the Compensation Committee of Zindart’s Board of Directors; whether to award any annual bonus and the amount and timing of payment thereof shall remain in the sole discretion of the Compensation Committee.

2.3 Benefits. The Company will not make any employee benefits available to Executive except as may be required by applicable law. It is agreed that the potential award of stock bonuses described in Section 2.4(a) is in lieu of such benefits.

2.4 Stock; Stock Option.

(a) Stock Bonuses. On February 15, 2005, if Executive remains employed by the Company on such date, the Company will grant Executive a bonus of Seventeen Thousand Five Hundred (17,500) Zindart American Depositary Shares. On December 31, 2005, if Executive remains employed by the Company on such date, the Company will grant Executive an additional bonus of Seventeen Thousand Five Hundred (17,500) Zindart American Depositary Shares. Such shares shall not be subject to vesting.

(b) Stock Option. On the Effective Date, Zindart’s Compensation Committee granted Executive an option to purchase One Hundred Thousand (100,000) Zindart American Depositary Shares (the “Option”) at the fair market value of said shares on February 13, 2004. The Option shall vest over a two (2) year period, with fifty percent (50%) of the Option shares vesting on the first anniversary of the Effective Date, and the remaining fifty percent (50%) of the Option shares vesting on December 31, 2005, assuming Executive remains employed with the Company on such dates. The Option will be governed by the terms of Zindart’s employee stock option plan and Zindart’s standard form of stock option agreement issued thereunder.

2.5 Vacation and Holidays. Executive shall be entitled to twenty (20) days paid vacation annually, vested on a pro rata basis. Executive shall also be paid for official public holidays observed by the Company, as approved by the Chairman.

2.6 Business Expense Reimbursement. The Company shall reimburse Executive for all reasonable, documented travel, entertainment or other expenses he incurs in furtherance of or in connection with the performance of his duties hereunder, in accordance with the Company’s expense reimbursement policy.

2.7 Indemnification. Executive shall receive indemnification as a corporate officer of the Company to the maximum extent extended to the other officers and directors of the Company.

2.8 Insurance. Executive will be named as a beneficiary under Zindart’s directors’ and officers’ insurance policies, if any, to the same extent as other executive officers of Zindart, for certain liabilities as stated in the applicable policy(ies), and shall be covered under Zindart insurance policies, if any, that provide benefits to corporate executives or their family members for kidnapping or death due to terrorism, to the same extent as other executive officers of the Group. Executive will be provided with copies of any applicable insurance policy(ies) or existing summaries thereof upon request.

2.9 Standard Company Benefits. Executive shall not be entitled to any other rights or benefits the Company offers to its employees generally.

3. Proprietary Information Obligations.

Executive agrees to execute and abide by the Company’s standard form of Employee Proprietary Information and Inventions Agreement (the “Proprietary Information Agreement”), a copy of which is attached hereto as Exhibit A. Executive’s duties under the Proprietary Information Agreement shall survive termination of Executive’s employment with the Company.

4. Outside Activities.

4.1 Activities. Except with the prior written consent of the Board (as defined below), Executive will not during his employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which Executive is a passive investor. Notwithstanding the foregoing, Executive may (a) engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder, and (b) serve as a member of the board of directors of any entity so long as such service does not, in the sole discretion of the Board, materially interfere with the performance of his duties hereunder or violate Section 4.2 hereof. Executive agrees to notify the Board in writing prior to the commencement of any such board service.

4.2 Non-Competition. Executive acknowledges that he will be a member of executive and management personnel at the Company. Executive further acknowledges that during his employment at the Company, he will be privy to extremely sensitive, confidential and valuable commercial information, which information constitutes trade secrets belonging to Corgi and/or the Group, the disclosure of which information and secrets would greatly harm Corgi and/or the Group. As a reasonable measure to protect the Company and/or the Group from the harm of such disclosure and use of its information and trade secrets against it, Executive agrees that during his employment with the Company and for a period of twelve (12) months following the separation of his employment with the Company, for any reason, Executive shall not, individually or together with others, directly or indirectly, whether as an owner, officer, director, employee consultant, partner, representative, joint venturer, stockholder, broker, agent, financial agent, principal, trustee, licensor or in any other capacity whatsoever: (i) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of any business or enterprise which is a Conflicting Organization (as defined below); or (ii) sell or assist in the design, development, manufacture, licensing, sale, marketing or support of any Conflicting Product or Service (as defined below). As used in this Agreement, a “Conflicting Product or Service” means any business in which the Group is actively engaged on the date of Executive’s termination or any business in which during the twelve (12) months immediately preceding the date of Executive’s termination the Group actively contemplated engaging (as evidenced by inclusion in a written business plan or proposal), and a “Conflicting Organization” means any person or organization that is engaged in or is about to become engaged in the design, research, development, production, marketing, distribution, leasing, licensing, selling, or servicing of a Conflicting Product or Service. Executive further agrees and acknowledges that because of the nature and type of business that the Group engages in, the geographic scope of the covenant not to compete shall include all counties, cities, and states of the United States and any other country, territory or region in which the Group conducts business or in which the Group actively contemplated conducting business in (as evidenced by inclusion in a written business plan or proposal) at the time of Executive’s employment termination, including but not limited to China and Hong Kong, and that such a geographic scope is reasonable. Notwithstanding the foregoing, Executive may own, as a passive investor, securities of any Conflicting Organization that, in the aggregate, do not constitute more than one percent (1%) of the voting stock of such Conflicting Organization.

4.3 Non-Solicitation. During his employment with the Company, and for a period of two (2) years following the termination of such employment, Executive will not, either directly or through others, solicit or attempt to solicit any employee of the Group, or any consultant or independent contractor who performs forty (40) or more hours per month of services for the Group, with whom Executive came in contact during his employment with the Company, to terminate his or her relationship with the Group to become an employee, consultant, or independent contractor to or for any other person or entity.

5. Other Agreements.

Executive represents and warrants that his employment by the Company will not conflict with or be constrained by any prior agreement or relationship with any third party. Executive represents and warrants that he will not disclose to the Company or use on behalf of the Company any confidential information governed by any agreement with any third party except in accordance with a written agreement between the Company and any such third party. During Executive’s employment by the Company, Executive may use, in the performance of his duties, all information generally known and used by persons with training and experience comparable to his own and all information that is common knowledge in the industry or otherwise legally in the public domain.

6. Term; Termination Of Employment.

6.1 Term. Unless terminated earlier, this Agreement will terminate on the second anniversary of the Effective Date (“Term”).

6.2 At-Will Employment. Executive’s relationship with the Company is at will. Both Executive and the Company shall have the right to terminate Executive’s employment with the Company at any time, with or without Cause (as defined below) and with or without notice.

6.3 Termination by Company for Cause. If the Company terminates Executive’s employment at any time for Cause (as defined below), Executive’s salary shall cease on the date of termination and Executive shall not be entitled to severance pay, pay in lieu of notice, accelerated vesting of his Option, or any other compensation other than payment of accrued salary and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All stock and stock options held by Executive shall cease vesting as of the date of termination and shall be exercisable thereafter only pursuant to the terms of the Company’s applicable stock option plans and the corresponding stock award agreements. For purposes of this Agreement, “Cause” shall mean, in the reasonable determination of the Board of Directors of Zindart (the “Board”): (i) Executive’s conviction of any felony, or any crime involving moral turpitude or dishonesty; (ii) Executive’s participation in any fraud against Corgi and/or the Group; (iii) Executive’s breach of any duties to, or agreements with, Corgi and/or the Group; (iv) Executive’s unauthorized disclosure of any trade secrets or confidential information of the Group; (v) Executive’s breach of this Agreement or his Proprietary Information Agreement; or (vi) Executive’s willful and continued failure to perform the duties and responsibilities of his position after receiving a written demand for performance from the Board that describes the basis for the demand and provides Executive with thirty (30) days to cure the stated deficiencies. Executive’s physical or mental disability or death shall not constitute Cause hereunder.

6.4 Termination Without Cause. If the Company terminates Executive’s employment at any time prior to the end of the Term, without Cause, Executive shall be entitled, as his sole and exclusive severance benefit, to immediate vesting of any and all unvested portion of the Option.

6.5 Executive’s Voluntary Resignation. Executive may voluntarily terminate his employment with the Company at any time, for any reason or for no reason, upon three (3) months’ written notice of termination. If Executive voluntarily terminates his employment, he will not be entitled to severance pay, pay in lieu of notice, accelerated vesting of his Option, or any other such compensation other than payment of accrued salary and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All stock and stock options held by Executive shall cease vesting as of the date of termination and shall be exercisable thereafter only pursuant to the terms of the Company’s applicable stock option schemes and the corresponding stock award agreements.

6.6 Termination for Death or Disability. Executive’s employment with the Company will be terminated in the event of Executive’s death, or, subject to applicable law, any illness, disability or other incapacity that renders Executive physically or mentally unable regularly to perform his duties hereunder for a period in excess of one hundred twenty (120) consecutive days or more than one hundred eighty (180) days in any consecutive 12 month period. The determination regarding whether Executive is physically or mentally unable regularly to perform his duties shall be made by the Board. Executive’s inability to be physically present on the Company’s premises shall not constitute a presumption that Executive is unable to perform such duties. If Executive’s employment with the Company is terminated for death or disability as described in this Section 6.6, Executive or Executive’s heirs, successors, and assigns shall not receive any compensation or benefits other than payment of accrued salary and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All Stock and stock options held by Executive shall cease vesting as of the date of termination and shall be exercisable thereafter only pursuant to the terms of the Company’s applicable stock option schemes and the corresponding stock award agreements.

6.7 Resignation from Group. In the event that Executive’s relationship with the Company is terminated, by either party and for any reason or for no reason, Executive agrees, upon the Company’s request, to resign from all offices and positions he then holds with the Company and any other company in the Group, effective as of the date of his employment termination.

7. General Provisions.

7.1 Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of personal delivery (including, personal delivery by facsimile transmission or the third day after mailing by first class mail) to the Chairman at his primary office location and to Executive at his address as listed on the Company payroll (which address Executive may change by written notice).

7.2 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but such invalid, illegal or unenforceable provision will be reformed, construed and enforced in such jurisdiction so as to render it valid, legal, and enforceable consistent with the intent of the parties insofar as possible.

7.3 Waiver. If either party should waive any breach of any provision of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.4 Entire Agreement. This Agreement, together with the Proprietary Information Agreement attached hereto as Exhibit A, constitutes the entire agreement between Executive and the Company and it supersedes any prior agreement, promise, representation, or statement written or otherwise between Executive and the Company with regard to this subject matter. It is entered into without reliance on any promise, representation, statement or agreement other than those expressly contained or incorporated herein, and it cannot be modified or amended except in a writing signed by Executive and the Executive Chairman.

7.5 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

7.6 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.7 Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his rights or duties hereunder.

7.8 Remedies. Executive’s duties and obligations under Sections 3 and 4 above, and under the Proprietary Information Agreement, shall survive termination of Executive’s employment with the Company. Executive acknowledges that a remedy at law for any breach or threatened breach by Executive of the provisions of such sections and/or the Proprietary Information Agreement would be inadequate, and Executive therefore agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

7.9 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Illinois, without regard to conflicts of laws principles thereof, as applied to contracts made and to be performed entirely within the State of Illinois.

In Witness Whereof, the parties have executed this Agreement effective as of the date first above written.

CORGI CLASSICS LIMITED

By:      /s/ Peter A. J. Gardiner
Peter A. J. Gardiner
Executive Chairman, Zindart Limited

Accepted and Agreed

/s/ George B. Volanakis
George Volanakis

Exhibit A

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT